Issuer Free Writing Prospectus

Dated February 13, 2013

Filed Pursuant to Rule 433

Registration No. 333-181594

Professional Diversity Network, LLC

Free Writing Prospectus

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in that registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The preliminary prospectus, dated February 13, 2013, is available on the SEC Web site at:

http://www.sec.gov/Archives/edgar/data/1546296/000119312513055684/d466908ds1a.htm

Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 11th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.

Professional Diversity Network and LinkedIn

Team Up to Help Companies Tap Into Diverse Professionals and

Comply with New Diversity Regulations

Chicago, IL – February 14, 2013 –Professional Diversity Network (PDN), a Chicago-based diversity recruitment firm, and LinkedIn, the leading professional network on the Internet with more than 200 million members, have teamed up to help companies recruit diverse professionals. PDN manages a suite of professional networking websites that target diverse professional groups, including African Americans, Latinos, Asian Americans, women, LGBT, veterans, and people with disabilities.

PDN Chief Executive Officer Jim Kirsch said that a shared belief in the power of professional networks brought the two entities together. “American companies now recognize that in order to be competitive, their employees must reflect an increasingly diverse population and customer base. As recruiters and professionals continue to migrate to professional networks to find diverse candidates and network, advance their careers and build their professional brands, PDN understands that traditional job boards are no longer an adequate means of building the workforce of the future.”

Kirsch added that beyond dramatic changes in the demographics of the global marketplace, the need for a more diverse workforce is now more immediate due to more stringent government diversity compliance standards. PDN’s established marketplace for diverse professionals and groups will help LinkedIn’s customers improve compliance with government regulatory bodies, including the Equal Employment Opportunity Commission and the Office of Federal Contract Compliance Programs.

Under the arrangement, LinkedIn’s customers will be able to post jobs on the PDN network of seven websites serving over two million diverse professionals:

•	iHispano.com, serving Hispanic professionals

•	AMightyRiver.com, serving African American professionals

•	Military2Career.com, serving veterans

•	ProAble.net, serving people with disabilities

•	OutProNet.com, serving the LGBT community

•	AsianCareerNetwork.com, serving Asian Americans

•	WomensCareerChannel.com, serving professional women

PDN, founded in 2000, also has partnerships with more than 50 civil rights and professional organizations, including the National Council of La Raza, the NAACP, Job Opportunities for Disabled American Veterans, and the Association of Latino Professionals in Finance and Accounting.